 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Miller, Alan B. (Last) (First) (Middle) 367 South Gulph Road (Street) King of Prussia, PA 19406 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Universal Health Services, Inc. 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/27/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman, President & CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Class A Common Stock	1-for-1	03/27/2003		G(2)			566,619	Immed.	n/a	Class B Common Stock	566,619		$933,381	I	A. Miller Family LLC
Class A Common Stock	1-for-1	03/27/2003		G(2)		188,873		Immed.	n/a	Class B Common Stock	188,873		$188,873	I	The Abbey Danielle Miller 2002 GRAT
Class A Common Stock	1-for-1	03/27/2003		G(2)		188,873		Immed.	n/a	Class B Common Stock	188,873		$188,873	I	The Marc Daniel Miller 2002 GRAT
Class A Common Stock	1-for-1	03/27/2003		G(2)		188,873		Immed.	n/a	Class B Common Stock	188,873		$188,873	I	The Marni Spencer Miller 2002 GRAT
Class A Common Stock	1-for-1	03/27/2003		J(3)			188,873	Immed.	n/a	Class B Common Stock	188,873	$	None	I	The Abbey Danielle Miller 2002 GRAT
Class A Common Stock	1-for-1	03/27/2003		J(3)			188,873	Immed.	n/a	Class B Common Stock	188,873	$	None	I	The Marc Daniel Miller 2002 GRAT
Class A Common Stock	1-for-1	03/27/2003		J(3)			188,873	Immed.	n/a	Class B Common Stock	188,873	$	None	I	The Marni Spencer 2002 GRAT
Class A Common Stock	1-for-1	03/27/2003		G(4)		188,873		Immed.	n/a	Class B Common Stock	188,873		$188,873	I	The Abbey Danielle Miller 2003 GRAT
Class A Common Stock	1-for-1	03/27/2003		G(4)		188,873		Immed.	n/a	Class B Common Stock	188,873		$188,873	I	The Marc Daniel Miller 2003 GRAT
Class A Common Stock	1-for-1	03/27/2003		G(4)		188,873		Immed.	n/a	Class B Common Stock	188,873		$188,873	I	The Marni Spencer 2003 GRAT

Explanation of Responses:

(1) The Issuer's Class A Common Stock ("Class A Common") is convertible into Class B Common Stock of the Issuer on a 1-for-1 basis.
2) The A. Miller Family LLC divested 566,619 shares of Class A Common on March 27, 2003. The divested stock was gifted in the following manner: (i) 188,873 shares to The Abbey Danielle Miller 2002 GRAT, (ii) 188,873 shares to The Marc Daniel Miller 2002 GRAT and (iii) 188,873 shares to The Marni Spencer 2002 GRAT.
(3) On March 27, 2003, each of The Abbey Danielle Miller 2002 GRAT, The Marc Daniel Miller 2002 GRAT and The Marni Spencer 2002 GRAT transferred 188,873 shares of Class A Common to Alan B. Miller.
(4) On March 27, 2003, Alan B. Miller gifted 566,619 shares of Class A Common in the following manner (i) 188,873 shares to The Abbey Danielle Miller 2003 GRAT, (ii) 188,873 shares to The Marc Daniel Miller 2003 GRAT and (iii) 188,873 shares to The Marni Spencer 2003 GRAT.

By:	Date:
/s/ Alan B. Miller	03/31/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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